Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Six Months Ended 6/30/01	Year Ended
(millions, except ratios)	(unaudited)	2000	1999	1998	1997	1996

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$716	$1,248	$1,268	$1,423	$1,409	$1,365

Add interest element implicit in rentals	78	136	133	144	147	121
	794	1,384	1,401	1,567	1,556	1,486
Interest capitalized	4	4	5	5	3	5

Total fixed charges	$798	$1,388	$1,406	$1,572	$1,559	$1,491

Income
Income (loss) before income taxes,
minority interest and extraordinary loss	($31)	$2,223	$2,419	$1,883	$2,138	$2,113
Deduct undistributed net income (loss)
of unconsolidated companies	6	17	(5)	11	13	8
	(37)	2,206	2,424	1,872	2,125	2,105

Add
Fixed charges (excluding interest capitalized)	794	1,384	1,401	1,567	1,556	1,486
Income before fixed charges and
income taxes	$757	$3,590	$3,825	$3,439	$3,681	$3,591

Ratio of income to fixed charges	(A)	2.59	2.72	2.19	2.36	2.41

(A) As a result of the loss for the six months ended June 30, 2001, earnings did not cover fixed charges by $41 million.

(B) Prior periods have been restated to conform to the current period computation and presentation.